Exhibit 99.4

NEWS RELEASE
21 July 2003

Wolseley plc
Board Appointment of CEO Europe

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products is pleased to announce the Board appointment of Gerard Legtmann as Chief Executive Officer Europe with effect from 15 August 2003. This is a newly created position with responsibility for all the European businesses.

Gerard Legtmann, who is 40, was born in Austria and in addition to his native German, speaks English, French and Italian. He was most recently President and CEO of Brambles Equipment Group, based in Chicago, and Chairman of Brambles, Americas. As a member of Brambles Group Executive Committee, Gerard was responsible for Brambles' equipment rental business on a global basis. The business had revenues of $1 billion and a presence in 250 locations throughout the USA, Europe, Australia and Asia. Prior to Brambles, Gerard held senior positions in ABB and in General Electric where he was President General Electric, Austria.

Charlie Banks, Group Chief Executive of Wolseley said:

“Wolseley has made enormous progress in developing the group’s European Distribution businesses over the past few years through acquisition and organic growth. We have a presence in ten European countries which provides the foundation on which an integrated European business can be further developed by bringing these national businesses closer together operationally and also in building the business going forward. Gerard is the right man to drive this process as he brings with him an outstanding track record in managing international businesses. We are delighted to have him on board to lead our European strategy.”

There are no matters relating to Mr Legtmann which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959

Steve Webster – Group Finance Director	Andrew Fenwick
Guy Stainer – Head of Investor Relations	Sophie Fitton

Notes to Editors

Wolseley is the world’s largest distributor of plumbing and heating equipment and a market leading distributor of building materials in the UK and USA to professional contractors. Group sales for the year ended 31 July 2002 were approximately £8 billion and operating profit, before goodwill, was £464 million. Sales in the European Distribution business were £2.5 billion with an operating profit, before goodwill amortisation, of £171 million.

In the UK, Wolseley Centers is the leading plumbing and heating distributor with nearly 1,300 locations. It is also a leading distributor of heavyside building materials in the UK. In the year to 31 July 2002, it reported sales of £1.7 billion. It has approximately 9,700 employees and trades through four divisions, which are shown below with the principal brand names:

Division	Brand names

Lightside	Plumb Center, Drainage Center, Broughton Crangrove, Heatmerchants, Just Bathrooms, Bathstore.com

Heavyside	Builder Center, Hire Center, Timber Center

Commercial and Industrial	Pipeline Center, Controls Center, NRS, Capper Plastics

Spares	HRPC, Wash-Vac Services, Hastings Catering, Unifix

In France, Brossette is the only national distributor of plumbing and heating equipment and is the market leader with over 406 locations. In the year to 31 July 2002 it reported sales of €875 million (£603 million). It has approximately 3,300 employees. PBM, acquired on 7 July 2003, is the second largest heavyside distributor in France with a market share of just over 8% on a national basis. Approximately 85% of PBM’s business relates to the distribution of building materials and 15% to the importation and distribution of timber. For the year ended 31 December 2002, PBM reported sales of €1.3 billion (£897 million) and operating profit, before goodwill amortisation, of €72.3 million (£49.9 million). It operates from approximately 300 locations in France, including 22 timber import and processing units and has approximately 5,300 employees.

The Group’s other European operations include: OAG in Austria, the Czech Republic and Hungary; Manzardo, in Italy; CFM in Luxembourg; Wasco in the Netherlands; Heatmerchants in Ireland; Electro-Oil in Denmark.

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